FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934


                          For the month of October 2007

                                 29 October 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                 EXHIBIT INDEX

                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing '1m Sky Broadband Customers' released on
                29 October 2007


PRESS RELEASE

29 October 2007

                   One million customers choose Sky Broadband

Sky today announces that Sky Broadband has passed the one million customer mark. The milestone was achieved less than 14 months after the first Sky Broadband customer was connected - more quickly than any other UK broadband provider.

Sky entered the fast-growing broadband marketplace with a pledge to bring customers outstanding value and a flexible range of high quality products. Sky was the first company to give a free wireless router, 12 months' free McAfee security and the option of professional home installation to all customers across all products.

Sky TV customers can choose from a range of broadband options including Sky Broadband Base, with no monthly subscription fee and download speeds of up to 2Mb, and Sky Broadband Max, offering a super-fast connection of up to 16Mb for just GBP10 a month.

The strength of the customer response to the launch of Sky Broadband has made Sky the UK's fastest growing broadband provider*. Its rate of growth underlines Sky's transformation from a leading company in the GBP7 billion television marketplace to a challenger in the broader GBP25 billion marketplace for entertainment and communications.

As well as deepening relationships with existing customers, new products such as broadband and telephony are bringing wider benefits and attracting new customers to the company. Around 30% of customers who have joined Sky Broadband so far are new Sky TV customers, while around 70% of Sky Broadband customers are taking a paid-for option.

James Murdoch, Sky's Chief Executive, said:

"Sky entered the broadband marketplace because we saw an opportunity to challenge the established players and give customers something better. Our aim is to meet the hunger for better quality, better service and better value, so to be the choice of one million customers after just 14 months is a real achievement."

                                      End

*Based on figures for the twelve months to June 2007, the most recent period for which comparable industry figures are available.

Note to Editors

Net growth in residential broadband customers

                         12 months to 30 June 2007    3 months to 30 June 2007

Sky Broadband                              716,000                     259,000
Carphone Warehouse/AOL                     701,000                     126,000
BT Broadband                               691,000                     146,000
Tiscali                                    336,000                      50,000
Virgin Media                               330,000                      50,000

Source: Company Results

Enquiries:

Press

Robert Fraser:  020 7705 3036
Stephen Gaynor: 020 7705 3446

Analysts/Investors

Andrew Griffith: 020 7705 3118
Robert Kingston: 020 7705 3726


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 29 October 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary